FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For September 1, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

        Form 20-F [ X ]                         Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit       Date               Description of Exhibit
   -------       ----               ----------------------

      1       08/29/2003     Memorandum of Understanding
                             -Translation-
      2       09/01/2003     PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF
                             DIRECTORS CONCERNING THE ISSUANCE OF SHARES THROUGH
                             THIRD PARTY ALLOCATION

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Internet Initiative Japan Inc.


Date:  September 1, 2003         By:  /s/ Koichi Suzuki
                                    --------------------------------------------
                                      Koichi Suzuki
                                      President, Chief Executive Officer and
                                      Representative Director

EXHIBIT 1
 (Translation for reference only)

                           Memorandum of Understanding

Nippon Telegraph and Telephone Corporation ("NTT") and Internet Initiative Japan Inc. ("IIJ") hereby enter into this Memorandum of Understanding (the "Memorandum") as follows in order for NTT to be allocated IIJ's shares in connection with the resolution of IIJ's board of directors on August 28, 2003 to issue new shares through third party allocation (the "Resolution of New Share Issuance"):

1. NTT and IIJ will make their best efforts to enter into a share subscription agreement with such contents as definitively agreed to between the parties whereby NTT is to be allocated new shares pursuant to the Resolution of New Share Issuance (the "Definitive Agreement") on or before September 16, 2003.

2. IIJ shall not make any negotiation, discussion or other talks with any third party other than NTT, except for those based on the Resolution of New Share Issuance, regarding issuance of its shares, stock acquisition rights, bonds with stock acquisition rights and any other securities that are convertible or exchangeable to its shares, and share exchange, merger and company split which involve IIJ as a party.

3. The Memorandum is effective and valid from the date hereof until the earlier of (1) September 17, 2003 or (2) the execution of the Definitive Agreement.

IN WITNESS WHEREOF, the parties hereto have signed this Memorandum in duplicate, each party retaining one (1) copy thereof, respectively.



August 29, 2003
                    /s/ Norio Wada
                  ---------------------
                  Norio Wada
                  President and Chief Executive Officer
                  Nippon Telegraph and Telephone Corporation
                  3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan


                    /s/ Koichi Suzuki
                  ---------------------
                  Koichi Suzuki
                  President, Chief Executive Officer and Representative Director Internet Initiative Japan Inc.
                  1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

EXHIBIT 2

       PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS CONCERNING
              THE ISSUANCE OF SHARES THROUGH THIRD PARTY ALLOCATION

(Translation)

                                                               September 1, 2003

                                 105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo Internet Initiative Japan Inc.(the "Company") Koichi Suzuki, Representative Director

To Our Shareholders:

On August 28, 2003, the board of directors of the Company adopted a resolution for the Company's issuance of new shares through third party allocation as set forth below:

                                     NOTICE

1.   Number of Shares to be Issued:
        12,615 shares of common stock

2.   Issue Price:
        JPY 951,300 per share

3. Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares:
        JPY 475,650 per share

4.   Date for Application:
        September 16, 2003 (Tuesday)

5.   Date for Payment:
        September 16, 2003 (Tuesday)

6.   Method of  Allocation:
        The new shares to be issued shall be allocated to certain third parties.

7.   Commencement Date for Calculation of Dividend:
        April 1, 2003 (Tuesday)